Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The information filed herewith was posted on the http://newamericanarriving.com/ website.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Investor FAQ

More About The New American For Investors

1. Why is this transaction in the best interests of American Airlines stakeholders? US Airways shareholders?

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Through their respective ownership stakes, American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new airline, which will have a combined equity value of approximately $11 billion.

•	The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.

•	The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.

2. What are the terms of the merger?

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Under the terms of the merger agreement, at the time of closing each outstanding share of common stock of US Airways will be exchanged for one newly issued share of common stock of AMR Corporation and stakeholders of AMR Corporation and its debtor subsidiaries will receive newly issued shares of AMR Corporation’s common stock.

•	US Airways shareholders will own 28 percent, and stakeholders of AMR Corporation and its debtor subsidiaries will own 72 percent, of the fully-diluted common stock of the combined company.

3. When is the transaction accretive?

•	The combination is expected to deliver enhanced value to American Airlines stakeholders and is projected to be significantly accretive to EPS for US Airways shareholders in 2014.

4. What are the projected revenues for the combined company?

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American Airlines stakeholders and US Airways shareholders are expected to benefit from the significant upside potential of the new combined airline, which is expected to have approximately $40 billion in revenues based upon the combination of each company’s projected 2013 performance.

5. What are the synergies (cost savings and revenue) resulting from this transaction?

•	The transaction is expected to generate more than $1 billion in annual net synergies in 2015, including $900 million in network revenue synergies.

•	Of the over $1.0 billion in annual synergies, $900 million are from network revenue synergies, $550 million are from cost synergies, which are offset by $400 million in labor harmonization costs.

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These synergies would mainly come from increased passenger traffic taking advantage of the combined carrier’s improved schedule and connectivity, an improved mix of high-yield business, and redeploying the combined fleet to better match capacity to customer demand—not from cost cuts.

•	Our synergy targets are conservative relative to comparable transactions, and we are confident that these are achievable.

6. Who will run the combined company?

•	Doug Parker will serve as Chief Executive Officer of the combined company and a member of the Board of Directors.

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Tom Horton, Chairman, President and Chief Executive Officer of American Airlines, will serve as Chairman of the Board through its first annual meeting of shareholders, at which time Doug will assume the additional position of Chairman of the Board.

7. Why has US Airways adopted a tax benefit preservation plan in connection with the merger?

•	The plan designed to help preserve the value of the net operating losses and other deferred tax benefits of US Airways and the combined enterprise resulting from the merger with AMR.

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The plan, which is effective immediately, is also designed to reduce the likelihood that changes in the US Airways investor base would limit the future use of the tax benefits by US Airways or the combined enterprise, which would significantly impair the value of the benefits to all shareholders.

•	Further details about the plan will be contained in a Form 8-K to be filed with the Securities and Exchange Commission.

8. When is the merger expected to close?

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The merger is conditioned on the approval by the U.S. Bankruptcy Court for the Southern District of New York, regulatory approvals, approval by US Airways shareholders and other customary closing conditions.

•	The combination is expected to be completed in the third quarter of 2013.

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During the period between the signing and closing of the transaction, a transition-planning team comprised of leaders from both companies will develop a carefully constructed integration plan to help assure a smooth and sustainable transition.

Privacy and Legal Notices

US Airways online privacy policy

US Airways will not disclose customers’ personal information to third parties except as compelled to do so by law or government authority, or as otherwise provided in this policy. US Airways will share passenger information with state and federal public health agencies (such as the Centers for Disease Control and Prevention) as reasonably necessary to respond to a potential or actual public health emergency. US Airways will take appropriate measures to safeguard customer personal information, including using commercially reasonable steps to establish a secure connection with customers’ web browser to assure privacy.

Customers will be asked to provide any personal information necessary for US Airways to provide the specific services that customers request. This information may include name, shipping address, billing address, telephone numbers, travel details, credit card information and email address. Any additional demographic information collected from customers (other than the information needed to provide requested services) will be collected on an optional basis.

US Airways offers its customers the option to personalize and improve their online experience by creating a user profile in connection with a Dividend Miles account. Customers are not required to create a profile to purchase a ticket. A profile is required to access specific areas of the website, including Dividend Miles Account Access, Dividend Miles Award Reservations and My Online Reservations. If a customer chooses to create a profile, the following information is required: first and last name, address, phone number and email address. If a user forgets his or her password, then the user is required to answer five pre-established password recover questions. The answers to these questions are entered when the profile is created. Dividend Miles members may review and modify their user profiles at any time by logging into their Dividend Miles account from the home page, or by calling 800-428-4322/TTY 800-245-2966.

US Airways uses limited personal information (such as name, email address, address) to provide scheduled email newsletters, special offers from marketing partners, and other similar information. Dividend Miles members may elect to receive marketing materials via mail or electronic mail directly from US Airways marketing partners, and US Airways provides such members’ names, addresses, and email addresses to its marketing partners. US Airways contractually obligates its marketing partners to safeguard the confidentiality of Dividend Miles members’ personal information. Dividend Members may elect not to receive third-party marketing materials at any time by logging into their Dividend Miles account from the home page, or by calling 800-428-4322/TTY 800-245-2966. Unless compelled to do so by law or government authority, US Airways does not disclose the personal information of Dividend Miles members who have elected not to receive third-party marketing materials. Unless requested to do so by its customers, US Airways does not share customers’ credit card information or telephone numbers with its marketing partners. US Airways does not receive, store, or share customers’ social security numbers.

US Airways web servers use web beacon and other technologies to better understand what promotions are of interest to you. These technologies may be used on a number of pages on the website and allow us to tailor the content that we present to you online and in emails. Web beacons usually work in conjunction with cookies. If you do not want your cookie information to be associated with your visits to these pages, then you may set your browser to turn off cookies. If you turn off cookies, then we will still detect an anonymous visit, but the notices that the beacons generate cannot be associated with your particular preferences.

Please note that cookies are required to purchase a reservation online and to access your Dividend Miles user profile. If you prefer to turn off cookies, then please contact US Airways Reservations at 800-428-4322/TTY 800-245-2966 to make your reservation.

This site may, from time to time, provide links to sites operated by third parties. These sites are governed by different privacy policies. Please review the privacy policies of these sites. US Airways cannot be held responsible for personal information you voluntarily disclosed to third parties. Please safeguard your personal information.

This privacy policy is subject to change. Should US Airways be required to make significant modifications to the policy, a statement notifying customers that a change has occurred will be posted on the home page for 21 days following the change.

If you have any questions about our privacy policy, please send an email message to US Airways online support.

Contact online support

American Airlines online privacy policy

Protecting Your Privacy

Your privacy is important to us. American pledges to be responsible when gathering your personal information and to protect your privacy. Although this Privacy Policy is not a contract and does not create any legal rights, it does serve as an expression of American’s commitment to protecting private personal information. American reserves the right to change this Privacy Policy at any time and will notify users of any material changes by updating the policy here and by including a “NEWLY UPDATED” label with the “PRIVACY POLICY” link on the Web sites governed by this policy for 30 days after any material changes are made.

This Privacy Notice should answer your questions about the sources and kinds of information we collect, how we use it, when it may be shared with others, and how we safeguard its confidentiality and security. We also provide you with ways to correct the data you provide us and to limit our sharing of this data with third parties. This privacy notice is applicable to Travel Reservations, Corporate Sales, Marketing Research, Customer Relations/Service, the AAdvantage® program and certain affiliated American Web sites.

Information We Collect And How We Collect It

In order to facilitate your travel, and manage our business, we collect and maintain personal information about you. American collects customer information from many sources to understand and meet your needs. We collect personal information about you from:

•	You, when you voluntarily provide us with information;

•	Your browser, when you visit our Web sites and your browser interacts with us;

•	Your transactions with any of the companies in the American family

•	Other sources, in connection with providing your transportation needs and services.

The personal information we collect about you through these various sources may include, but is not limited to:

•	Name, addresses and telephone numbers

•	Date of birth and gender

•	Email addresses, fax numbers and pager numbers

•	AAdvantage account number and flight information

•	Credit/debit card number(s), including associated billing address(es) and expiration date(s)

•	Information necessary to facilitate travel or other services, including travel companion(s) names, emergency contacts, seating preferences and special dietary or medical needs.

•	Passport number, nationality and country of residence

•	Transactional and online activity data pertaining to mileage activity with companies participating in the AAdvantage program

•	Use of products and services such as self-service devices, flight status notification and online check-in

•	Personal information provided via survey, focus group or other marketing research efforts

•	Personal information provided to customer-service representatives to research and resolve issues or questions

•	Corporate-contract, employer and/or other corporate affiliation (i.e. employer name, title, address and contact information)

Aggregate information

In addition to obtaining your personal information, when you use our site, we may collect tracking information such as your browser type, the type of operating system you use, the name of your Internet service provider, and pages visited on our site. American gets this information by using technologies, including cookies and web beacons, to increase the functionality and user-friendliness of our site and to better tailor our site, products, and services to our visitors’ needs. We also use this information to verify that visitors meet the criteria required to process their requests and for reporting onsite activity in the aggregate. For example, we may want to know how long the average user spends on our site or which pages or features get the most attention.

Minors

American does not knowingly collect personal identifiable information from children under the age of 13. If you are under the age of 13, please do not provide your name and address or other contact details or any other personally identifiable information of any kind whatsoever.

If you are a Parent or Guardian of someone under the age of 13 who has provided us information without your knowledge and consent, you may request that we remove this information by calling our Customer Service line.

How Your Information Will Be Used

American uses personally identifiable information to complete transactions and fulfill requests for our services. American requires you to provide personal information when making a reservation to purchase airline tickets or related products and services such as renting cars or booking hotel rooms through an American Airlines reservations agent, travel agent, the AA.com® Web site or other travel-related Web site, or enrolling in the AAdvantage program. In addition to processing, confirming and fulfilling the travel or other services you request, American may use this data for administrative and analytical purposes such as information systems management, accounting, billing and audits, marketing, credit card processing and verification, customer-relations correspondence, and/or operation of the AAdvantage program.

To the extent required by law, we may disclose personally identifiable information to government authorities, or to third parties pursuant to a subpoena or other legal process, and we may also use or disclose your information as permitted by law to protect the rights or property of American, our customers, our Web site, or its users.

American does not sell any customer information or share your email address with third parties except in compliance with this policy. However, we may disclose customer information to companies affiliated with American and/or unaffiliated third parties to fulfill the products and services you have requested. We may also disclose this information to third parties, such as employers, who have arranged for discounts, purchased travel or other services on your behalf. Additionally, American may combine the information we receive from you with information collected from other sources. This information would be used to provide offers and/or services specifically tailored to your interests.

If we sell a business unit to another company and your personal data is used by that business unit then your data may be transferred to the buyer along with the business for them to use in the same way.

For Non-EU Residents

American also uses customer information to identify, develop and market products and services that we believe you will value. From time to time, you may receive offers from affiliated American companies such as AMR Investments, American Eagle, AAdvantage participants, American Airlines Vacations, and AmericanConnection® or from carefully-selected third party companies with which we have a business relationship. In addition, we may provide information we collect about you to third-parties to distribute promotions, sweepstakes, marketing surveys, focus groups, interviews and other opportunities offered by American. These third-parties are subject to stringent data security and confidentiality requirements and, upon completion of their services, all customer information is returned to American or destroyed. You may choose to restrict these marketing communications and sharing of your information with third parties as outlined in the section titled “How You Can Opt Out of Marketing Communications and Sharing of Your Information With American or Third Parties”.

For EU Residents Only

American also uses customer information to identify, develop and market products and services that we believe you will value and may contact you by email, text message, or post. If you do not want to receive these communications from us, you will be able to opt out at the time you initially provide us with your details and each time we send you a subsequent email or text. You can also opt out by using the link in the section of this privacy policy entitled “How you can opt out of marketing communications and sharing of your information with American or third parties”. If you are not an existing customer but would like to opt in to receive emails or texts from American, its affiliated American companies such as AMR Investments, American Eagle, AAdvantage participants, American Airlines Vacations, and AmericanConnection or from carefully-selected third party companies with which we have a business relationship then please submit your request by email to international.customer.relations@aa.com.

How You Can Opt Out of Marketing Communications and Sharing of Your Information With Third Parties

If you do not want American to use or share your personal information for the purpose of sending you marketing or promotional materials, please click on this link to opt-out. Your request will be handled promptly but you may still receive marketing communications that were already in process prior to receipt of your request. If you are an AAdvantage member, click here to login to the AAdvantage Web site and update your preferences. You may also contact AAdvantage Customer Service to submit your request. Please note that you will continue to receive AAdvantage program updates and email products for which you have subscribed.

If you are not a member of our AAdvantage program, you may join AAdvantage and register your preferences, or send an email with the word UNSUBSCRIBE in the subject to americanairlines@na.email.aa.com from the address you wish to unsubscribe. In addition, all marketing email from American will have a valid opt-out link in the body of the message. Please be aware, unsubscribing by email will unsubscribe all users at this address, even if they are registered AAdvantage members with registered preferences.

If you are an AAdvantage member, you can manage your preferences for American’s email products or update your personal information including your account preferences by clicking on “My Account” at the top of any page on www.aa.com. You must log in to your AAdvantage account using your password to access your information and to make any changes. If you’ve forgotten your password or need a new one, visit www.aa.com/password. In addition to this method, which applies to your www.aa.com preferences, other companies or programs in the American Family may require different steps to change your preferences for participation. Please review those other company or program web pages directly for any additional or different requirements to change your preferences.

Security

Information Security is important at American. We maintain strict physical, electronic and procedural safeguards to protect personal information and we regularly review our security standards and procedures to protect against unauthorized access to personal information. See our Security statement for details.

Compliance with EU Data Privacy Directive

American complies with the EU Data Privacy Directive to the extent it applies to information American maintains. This gives you certain rights in relation to the information which we hold about you including a right to request a copy of the information. If you would like a copy of this information then please email AA.com Customer Service. Please note that security regulations require us to provide government agencies access to data you disclose to us.

When you provide us with your information you acknowledge that this information may be stored and processed on servers located any where in the World, including either inside or outside of the USA or the European Economic Area (“EEA”).

Links to Other Sites

We’d also like to remind visitors that we provide additional links to resources we think you’ll find useful. These links will lead you to sites that are not affiliated with American and may operate under different privacy practices. Our visitors are responsible for reviewing the privacy statements for such other Web sites, as we have no control over information that is submitted to these companies.

The American Family

This privacy notice is applicable to American, American Eagle, Executive Airlines, AmericanConnection, Travel Reservations, Corporate Sales, Marketing Research, Customer Relations/Service, the AAdvantage program and certain affiliated American Web sites. Affiliated American Web sites may also have additional privacy disclosures and procedures in place, as described on those Web sites.

Contacting Us

If you have other questions, comments or concerns about our privacy practices, please contact our Chief Privacy Officer, Daniel Henry, at AA.Privacy@aa.com. If you would like us to remove all the personal data we hold about you from our records please email AA.com Customer Service. Please note, however, that we require certain key information from you in order to provide you with services and if you ask us to remove all or part of such information you may no longer be able to access this Web site or parts of it.

Privacy Modifications

American reserves the right to change this Privacy Policy at any time. We will post any changes here, so be sure to check back periodically. Although this Privacy Policy is not a contract and does not create any legal rights, it does serve as an expression of American’s commitment to protecting private personal information. This policy was last reviewed on October 12, 2010.